UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 3 December 2009

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Sasol Limited: Expected Earnings for the Six Months Ending 31 December 2009

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/03)

ISIN: ZAE000006896   US8038663006
Share codes: JSE – SOL   NYSE – SSL

("Sasol" or "the Company")

Sasol Limited: Expected Earnings for the Six Months Ending 31 December 2009

1. Introduction

Sasol's financial results for the year ended 30 June 2009 were characterised by the dramatic decline and volatility in oil and commodity prices. Headline earnings per share for the first half of the 2009 financial year were at a record high of R21,92 while the second six months realised only R3,50. Oil prices and commodity prices experienced in the 2010 financial year to date are much lower than the peak prices achieved in the prior year comparable period and the earnings decline was further exacerbated by the negative impact of a significantly stronger rand.

2. Expected earnings for the six months ending 31 December 2009

Sasol's earnings per share and headline earnings per share for the six months ending 31 December 2009 are estimated to decrease by at least 45% compared to the prior year comparable reporting period. In terms of the JSE Limited Listings Requirements, a trading statement is necessitated when there is reasonable certainty that earnings will differ by at least twenty percent from the prior comparable period. Due to continued volatility, Sasol is unable at this time to give a more precise indication of how much this decrease will be, but a more accurate estimate will be given once the half year has closed and we have greater certainty. The expected decrease in earnings is mainly due to the significant strengthening of the rand against the US dollar and a decrease in average crude oil and product prices compared to the corresponding six months of the previous reporting period.

In addition, our results may be impacted by further changes in the oil and product prices, volume variances, the impact of a stronger rand on closing financial assets and liabilities as well as any adjustments resulting from our half year-end process. This may result in a change in the estimated earnings.

It is emphasised that this trading update deals only with the first half of the 2009 financial year comparison. The very low earnings base of the second half of the 2009 financial year will strongly influence a comparison of the full 2010 financial year's results with 2009 and guidance in this regard will be given in due course.

3. Maintaining a strong cash position

Due to the cash conservation mode adopted by management during the volatile economic climate, Sasol still has a positive cash position and a strong balance sheet. Sasol continues to generate considerable cash flows, which keep the group well-positioned in the current economic climate as well as meeting all existing debt service requirements. Our focus remains on sustainable cost containment and improving business operational efficiencies.

The overarching objective of our growth plans remains unchanged: to ensure prudent management of our resources while pursuing those projects and programmes that are in the best interests of our shareholders and other valued stakeholders.

4. CFO letter

On 3 December 2009, Sasol will post an update of its major capital projects, as well as an operational review of Sasol Synfuels, through an update from the Chief Financial Officer letter on its website (www.sasol.com).

Sasol's financial results for the six months ending 31 December 2009 will be announced on Monday, 8 March 2010.

The above information has not been reviewed or reported on by the Company's external auditors.

Johannesburg
3 December 2009

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. There are forward- looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.

The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2009 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 December 2009   By: /s/ N L Joubert
                                               Name: Nereus Louis Joubert
                                               Title: Company Secretary